UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
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                           NOTIFICATION OF LATE FILING
                              SEC File No. 0-23530
                                                          CUSIP Number 89323B108
(Check One):
[ ] Form 10-KSB [ ] Form 20-F  [ ] Form 11-K   [X] Form 10-QSB  [ ] Form -SAR

                      For Period Ended: September 30, 2002
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ______________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRATION INFORMATION

Full Name of Registrant:  Trans Energy, Inc.
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Former Name if Applicable:

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Address of Principal Executive Office (Street and Number):

210 Second Street
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City, State and Zip Code:

St. Marys, West Virginia 26170
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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

 [X]     (a)      The reasons described in reasonable detail in Part III of
                  this form could not be eliminated without unreasonable effort or expense;
         (b)      The subject  annual  report,  semi-annual  report,  transition report on Form 10-K, Form 20-F, 11-K or Form -SAR, or portion thereof, will be filed on or before the fifteenth calendar following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on the or before the fifth calendar day following the prescribed due date: and
         (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11- K, 10-Q, -SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The registrant's financial statements and accompanying data were not available in order to timely complete the report. The registrant anticipates that it will file the report within the prescribed extension period.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

                  Leonard E. Neilson       (801)                  733-0800
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                       (Name)           (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is not, identify reports(s).
                                                     Yes [X]         No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the
         subject report or portion thereof?          Yes [X]         No [ ]

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Revenues for the three and nine month periods ended September 30, 2002 declined 24% and 39% ,respectively, when compared to the corresponding 2001 periods. Total revenues for the three and nine month periods ended September 30, 2002 were $283,478 and $629,072, respectively, compared to $374,722 and $1,036,553 for the corresponding 2001 periods. The registrant reported a net loss of $549,810 for the third quarter 2002 compared to a net loss of $145,288 for the third quarter of 2001. The net loss for the first nine months of 2002 was $1,198,634 compared to a net loss of $594,995 for the 2001 period.

                               TRANS ENERGY, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2002             By  /S/ WILLIAM F. WOODBURN
                                       -----------------------------------
                                            WILLIAM F. WOODBURN
                                            Secretary / Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal
Criminal Violations (See 18 U.S.C. 1001).


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